KH 3/11

15025158

SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED MAR 0 2 2015 WASH, DC 404

SEC FILE NUMBER
8- 32795

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kercheville and Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15750 IH-10 West
(No. and Street)

San Antonio, (City) TX (State) 78249 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joe B. Kercheville 210-694-5000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weaver and Tidwell, LLP
(Name – *if individual, state last, first, middle name*)

24 Greenway Plaza, Suite 1800 (Address) Houston (City) TX (State) 77046 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

DT 4/13/15

KH 3/11

OATH OR AFFIRMATION

I, Joe B. Kercheville, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kercheville and Company, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KIM WOLFF
My Commission Expires
April 1, 2018

Signature

Owner
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KERCHEVILLE & COMPANY

Investment Securities

KERCHEVILLE AND COMPANY

FINANCIAL REPORT

DECEMBER 31, 2014

CONTENTS

weaver
Assurance · Tax · Advisory

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Kercheville and Company

We have audited the accompanying statement of financial condition of Kercheville and Company (the Company) as of December 31, 2014, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kercheville and Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The Schedule of Computation of Net Capital, Aggregate Indebtedness and Ratio of Aggregate Indebtedness to Net Capital Under Rule 15c3-1 (the supplemental information) on pages 19 through 22 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information on pages 19 through 22 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Houston, Texas
February 27, 2015

weaver
Assurance • Tax • Advisory

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Kercheville and Company
San Antonio, Texas

We have audited the accompanying financial statements of Kercheville and Company (the Company), which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

To the Board of Directors
Kercheville and Company

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013, and the results of its operations, and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Houston, Texas
February 25, 2014

KERCHEVILLE AND COMPANY
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2014 AND 2013

	2014	2013
ASSETS		
Cash and cash equivalents	$ 516,238	$ 666,504
Securities owned, at fair value	1,533,956	1,894,722
Receivables		
Brokers, dealers, and clearing agent	29,124	5,610
Related party	13,274	-
Prepaid expenses	11,945	9,132
Equipment and furniture, net	26,586	54,933
Deposits with clearing agent	196,407	196,407
Total assets	$ 2,327,530	$ 2,827,308
LIABILITIES		
Accounts payable and accrued liabilities	$ 216,273	$ 149,201
Total liabilities	216,273	149,201
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDER'S EQUITY		
Common stock; $.50 par value, 600,000 shares authorized, 352,636 shares issued and outstanding in 2014 and 2013	176,318	176,318
Additional paid in capital	470,563	470,563
Retained earnings	1,464,376	2,031,226
Total stockholder's equity	2,111,257	2,678,107
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 2,327,530	$ 2,827,308

The Notes to Financial Statements are an integral part of these statements.

KERCHEVILLE AND COMPANY
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
REVENUES		
Commissions	$ 2,362,406	$ 2,352,215
Interest and dividends	54,286	74,059
Realized and unrealized gains (losses) on securities, net	301,565	314,602
Other income	3,804	5,383
Total revenues	2,722,061	2,746,259
OPERATING EXPENSES		
Employee compensation and benefits, including commissions	1,632,991	1,568,576
Transaction charges	126,686	156,537
General, administrative, and other expenses	233,355	189,174
Interest expense	1,152	1,922
Communications	37,044	36,981
Depreciation	34,328	32,957
Property and other taxes	38,508	44,305
Occupancy	184,847	231,058
Total operating expenses	2,288,911	2,261,510
NET INCOME	$ 433,150	$ 484,749

The Notes to Financial Statements are an integral part of these statements.

KERCHEVILLE AND COMPANY
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2014 AND 2013

	Common Stock	Additional Paid in Capital	Retained Earnings	Total
BALANCE, December 31, 2012	$ 176,318	$ 470,563	$ 3,546,477	$ 4,193,358
Contributions	-	-	-	-
Distributions	-	-	(2,000,000)	(2,000,000)
Net income	-	-	484,749	484,749
BALANCE, December 31, 2013	176,318	470,563	2,031,226	2,678,107
Distributions	-	-	(1,000,000)	(1,000,000)
Net income	-	-	433,150	433,150
BALANCE, December 31, 2014	$ 176,318	$ 470,563	$ 1,464,376	$ 2,111,257

The Notes to Financial Statements are an integral part of these statements.

KERCHEVILLE AND COMPANY
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 433,150	$ 484,749
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation	34,328	32,957
Changes in operating assets and liabilities		
Securities owned	360,766	1,650,928
Receivables		
Brokers, dealers, and clearing agent	(23,514)	930,706
Related party	(13,274)	-
Prepaid expenses	(2,813)	4,889
Accounts payable and accrued liabilities	67,072	(986,240)
Securities sold short	-	(902,722)
Net cash provided by operating activities	855,715	1,215,267
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of equipment and furniture	(5,981)	(8,659)
Net cash used in investing activities	(5,981)	(8,659)
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions	(1,000,000)	(2,000,000)
Net cash used in financing activities	(1,000,000)	(2,000,000)
Net change in cash	(150,266)	(793,392)
CASH AND CASH EQUIVALENTS, beginning of year	666,504	1,459,896
CASH AND CASH EQUIVALENTS, end of year	$ 516,238	$ 666,504
CASH PAID DURING THE YEAR FOR		
State taxes	$ 14,330	$ 18,888
Interest	$ 1,152	$ 1,922

The Notes to Financial Statements are an integral part of these statements.

KERCHEVILLE AND COMPANY
NOTES TO FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Organization

Kercheville and Company (the Company) was incorporated in Texas in October 1984, in compliance with the broker dealer registration requirements imposed by Rule 3b-9 of the Securities Exchange Act of 1934.

Nature of Business

The Company conducts business as a registered securities broker dealer and operates under a clearing agreement with Pershing LLC (Pershing), a member of BNY Securities Group and a subsidiary of Bank of New York. Under this clearing agreement, Pershing clears transactions for the Company's customers, who are located primarily in Texas, and carries the accounts of the customers on a fully-disclosed basis as customers of Pershing. The Company does not hold cash or securities in connection with these transactions.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies that are in conformity with accounting principles generally accepted in the United States of America and which are applied consistently by the Company in the preparation of its financial statements. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Securities Transactions

Securities transactions and related revenue and expense are recorded on a trade date basis. Dividends are recognized on the ex-dividend date and interest income is recognized on the accrual basis.

Commissions

Commissions and related transaction charges are recorded on a trade-date basis as securities transactions occur.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Securities Valuation

Investments are generally valued as follows:

1. Securities listed on a securities exchange – at the last sales price on the date of determination on the largest securities exchange in which such securities have been traded on such date.

2. Securities traded in the over-the-counter market – at the closing "bid" price if held long and at the closing "asked" price if held short unless included in the NASDAQ National Market System, in which case they shall be valued based upon their last sale price on the date of determination.

3. Securities for which no market prices are available – at such value as the Company may reasonably determine in its sole discretion. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed.

Statement of Cash Flows

Cash and cash equivalents consist of noninterest-bearing demand accounts with financial institutions with original maturities of three months or less.

Equipment and Furniture

Equipment and furniture are carried at cost less accumulated depreciation or amortization. Equipment and furniture is depreciated on a straight-line basis over estimated useful lives, which range from 3-5 years.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Income Taxes

The Company has elected to be taxed as an S-Corporation and will be treated as a flow-through entity for income tax purposes, similar to a partnership. As a result, the net taxable income of the Company and any related tax credits, for federal income tax purposes, are deemed to pass to the shareholder of the Company and are included in their personal tax returns even though such net taxable income or tax credits may not have actually been distributed. Accordingly, no tax provision has been made in the financial statements of the Company since the income tax is a personal obligation of the individual shareholder of the Company.

The Company recognizes and measures any unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes*. ASC 740 provides guidance on derecognition, measurement and classification of amounts relating to uncertain tax positions, accounting for and disclosure of interest and penalties, and disclosures. As of December 31, 2014, the Company believes there are no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

As of December 31, 2014, the Company's tax years 2011 and thereafter remain subject to examination.

The Company recognizes interest and penalties on state income taxes in the statements of operations. For the years ended December 31, 2014 and 2013, the Company recognized no interest and penalties on state income taxes.

The Company has recorded a provision for estimated Texas margin tax totaling $14,330 and $17,890 for the years ended December 31, 2014 and 2013, respectively. The Company paid $14,330 and $18,888 for 2013 and 2012 Texas margin taxes during the years ended December 31, 2014, and 2013, respectively.

NOTE 3. FAIR VALUE MEASUREMENTS

The Company adopted FASB ASC 820, Fair *Value Measurement* (FASB ASC 820), as of January 1, 2008. FASB ASC 820 establishes a framework for using fair value to measure assets and liabilities and defines fair value as the price that would be received to sell an asset or paid to transfer a liability as opposed to the price that would be paid to acquire the asset or received to assume the liability. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. A fair value measure should reflect the assumptions that market participants would use in pricing the asset or liability, including the assumptions about the risk inherent in a particular valuation technique, the effect of a restriction on the sale or use of an asset, and the value based on inputs the Company uses to derive fair value measurements. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted market prices (unadjusted) for identical assets or liabilities traded in active markets.

Level 2 inputs are quoted market prices for similar instruments traded in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own estimates for assumptions that market participants would use in pricing the asset or liability that include option pricing models, discounted cash flow models and similar techniques, but may also include the use of market prices of assets or liabilities that are not directly comparable to the subject asset or liability.

NOTE 3. FAIR VALUE MEASUREMENTS – CONTINUED

The following table presents the classification of the securities by level at December 31, 2014:

	Level 1	Level 2	Level 3	Total
Securities owned, at fair value				
Common stocks				
Technology	$ 285,600	$ -	$ -	$ 285,600
Transportation	592,480	-	-	592,480
Mutual Funds				
Fixed income	563,326	-	-	563,326
Exchange traded funds				
Fixed income	92,550	-	-	92,550
	$ 1,533,956	$ -	$ -	$ 1,533,956

The Company did not have any securities sold short as of December 31, 2014 and 2013.

The Company recognizes transfers between fair value levels as of the beginning of the period in which the transfer occurs. There were no significant transfers between Levels 1, 2 or 3 during the years ended December 31, 2014 and 2013.

Realized and unrealized gains and losses are included in revenues in the accompanying statements of operations.

NOTE 3. FAIR VALUE MEASUREMENTS – CONTINUED

The following table presents the classification of the securities by level at December 31, 2013:

	Level 1	Level 2	Level 3	Total
Securities owned, at fair value				
Common stocks				
Energy	$ 104,680	$ -	$ -	$ 104,680
Technology	599,342	-	-	599,342
Services	486,150	-	-	486,150
Transportation	188,400	-	-	188,400
Healthcare	73,350	-	-	73,350
Exchange traded funds				
Emerging markets	127,700	-	-	127,700
Europe	164,950	-	-	164,950
Emerging markets bond	150,150	-	-	150,150
	$ 1,894,722	$ -	$ -	$ 1,894,722

NOTE 4. EQUIPMENT AND FURNITURE, NET

Equipment and furniture consists of the following at December 31:

	2014	2013
Equipment and furniture	$ 547,080	$ 541,099
	547,080	541,099
Accumulated depreciation	(520,494)	(486,166)
Equipment and furniture, net	$ 26,586	$ 54,933

Depreciation expense for the years ended December 31, 2014 and 2013 totaled $34,328 and $32,957, respectively.

NOTE 5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company's net capital ratio was 0.12 to 1, and its net capital of approximately $1,758,000 was in excess of its required net capital of $250,000, resulting in excess net capital of approximately $1,508,000.

NOTE 6. SECURITIES OWNED AND SECURITIES SOLD SHORT

Securities owned consist of marketable securities carried at fair value. Securities sold short also consist of marketable securities, which are carried at fair value. When the Company sells a security short, it must borrow the security sold short and deliver it to the clearing organization through which it made the short sale. A gain, limited to the price at which the Company sold the security short, or a loss, unlimited in size, will be recognized upon the termination of a short sale. Resulting unrealized gains and losses from securities owned and securities sold short are included in revenues in the accompanying statements of operations.

NOTE 7. RELATED PARTY TRANSACTIONS

The Company sold its land and building to a related party owned by the Company's sole stockholder during 2012. Subsequent to the sale, the Company entered in a 10-year lease agreement with the related party for the use of the land and building. Rent expense totaled $148,000 and $180,000 during the years ended December 31, 2014 and 2013, respectively, and is included in occupancy expense in the accompanying statements of operations. Kercheville & Company has entered into an expense sharing agreement with Kercheville Advisors, a company related through common ownership. Kercheville Advisors will pay 30% of the monthly lease and general operating expenses. Kercheville Advisors incurred $50,016 in expenses during 2014 and owed Kercheville & Company $13,274 as of December 31, 2014.

NOTE 8. CLEARING ORGANIZATION

As described in Note 1, the Company has an agreement with a clearing organization whereby the clearing organization performs clearing functions for all securities transactions with brokers and dealers (clearing agreement). Under the clearing agreement, the Company is required to maintain a $100,000 balance. At December 31, 2014 and 2013, the cash balance was $196,407. Amounts receivable from the clearing organization at December 31, 2014 and 2013 consisted of receivables for unsettled trades, commissions receivable, deposits for purchases on margin totaling $29,124 and $5,610, respectively.

NOTE 9. COMMITMENTS AND CONTINGENCIES

Operating Leases

Effective January 1, 2013, the Company began leasing office space and equipment from a related party under a long-term operating lease that expires on December 31, 2023. On January 1 of each year during the term of the lease, the then current year's rent is adjusted by the change in the prior year of the Consumer Price Index ("CPI Adjustment"). Effective June 1, 2014, the Company began leasing a copier under a lease that expires on May 31, 2017. Current and future payments will be $251 per month until the lease expires.

NOTE 9. COMMITMENTS AND CONTINGENCIES – CONTINUED

Operating leases - Continued

Future minimum rental payments consisted of the following at December 31, 2014:

2015	$	183,012
2016		183,012
2017		181,255
2018		180,000
2019 and thereafter		900,000
	$	1,627,279

Litigation

The Company is subject to various claims arising in the normal course of business. Management believes any such claims will not have a material adverse impact on the Company's financial position or results of operations.

Market Risks and Credit Risks

In the normal course of business, the activities of the Company and the clearing organization involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to credit and market risks in the event the customer or counterparty is unable to fulfill its contractual obligations. Such risks may be increased by volatile trading markets.

The clearing organization, through which accounts are introduced, and the Company seek to control the risks associated with their customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company is contingently liable for any customer account deficits with the clearing broker which are not otherwise satisfied.

The clearing broker and the Company monitor required margin levels daily, and pursuant to such guidelines, require customers to deposit additional collateral or to reduce positions where necessary.

As part of its normal brokerage activities, the Company sells securities not yet purchased (short sales) for its own account. The establishment of short positions exposes the Company to market risk in the event prices increase, as the Company may be obligated to acquire the securities at prevailing market prices.

The Company maintains its cash accounts primarily with one financial institution. At times, the amounts on deposit may be in excess of the FDIC insured limits.

NOTE 10. PROFIT SHARING PLAN

The Company participates in a profit sharing plan under Internal Revenue Code Section 401(k) for the benefit of its employees. Under the plan, employees may make contributions up to prescribed limits. The plan provides for Company discretionary matching contributions and profit sharing contributions. Participants vest ratably over five years in the Company's discretionary matching and profit sharing contributions. The Company made matching contributions to the participants' accounts of $37,422 and $31,655 during 2014 and 2013, respectively.

NOTE 11. EXEMPTION FROM RULE 15c3-3

The Company is exempt from reserve requirements and the related computations for the determination thereof under paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934, as the Company clears all customer transactions on a fully disclosed basis with a clearing broker-dealer and promptly transmits all customer funds and securities to such clearing broker-dealer.

During the year ended December 31, 2014, in the opinion of management, the Company has maintained compliance with the conditions for the exemption specified in paragraph (k)(2)(ii) of Rule 15c3-3.

NOTE 12. SUBORDINATED LIABILITIES

The Company had no subordinated liabilities during the years ended December 31, 2014 and 2013. Therefore, a statement of changes in liabilities subordinated to claims of general creditors has not been presented.

NOTE 13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 27, 2015, the date the financial statements were available to be issued and has determined that no transactions occurred which warrant disclosure.

SUPPLEMENTAL INFORMATION

KERCHEVILLE AND COMPANY
SCHEDULE OF COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2014

-15-

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT

PART IIA

BROKER OR DEALER: KERCHEVILLE AND CO. as of DECEMBER 31, 2014

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition (1)			$ 2,111,257	3480	
2.	Deduct ownership equity not allowable for Net Capital			(	3490	
3.	Total ownership equity qualified for Net Capital			2,111,257	3500	
4.	Add:					
A.	Liabilities subordinated to claims of general creditors allowable in computation of net capital			-	3520	
B.	Other (deductions) or allowable credits (List)			-	3525	
5.	Total capital and allowable subordinated liabilities			2,111,257	3530	
6.	Deductions and/or charges:					
A.	Total nonallowable assets from Statement of Financial Condition (Note)	51,905	3540			
B.	Secured demand note deficiency	-	3590			
C.	Commodity futures contracts and spot commodities- Proprietary capital charges	-	3600			
D.	Other deductions and/or charges	-	3610	51,905	3620	
7.	Other additions and/or allowable credits (List)			-	3630	
8.	Net capital before haircuts on securities positions			2,059,352	3640	
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f):					
A.	Contractual securities commitments	-	3660			
B.	Subordinated securities borrowings	-	3670			
C.	Trading and investment securities:					
	1. Exempted securities	-	3735			
	2. Debt securities	-	3733			
	3. Options	-	3730			
	4. Other securities	230,093	3734			
D.	Undue Concentration	71,059	3650			
E.	Other (List)	-	3736	301,152	3740	
10.	Net Capital (2)			$ 1,758,200	3750	(1)

(1) See reconciliation of these amounts to the 2014 fourth quarter FOCUS filed on January 21, 2015 on page 21.

KERCHEVILLE AND COMPANY
SCHEDULE OF COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2014
(CONTINUED)

-12-

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: KERCHEVILLE AND CO. as of DECEMBER 31, 2014

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)				$ 14,418	3756	
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)				$ 250,000	3758	
13. Net capital requirement (greater of line 11 or 12)				$ 250,000	3760	
14. Excess net capital (line 10 less 13)				$ 1,508,200	3770	
15. Net capital less greater of 10% of line 10 or 120% of line 12				$ 1,458,204	3780	

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. Liabilities from Statement of Financial Condition				$ 216,273	3790	
17. Add:						
A. Drafts for immediate credit	$ -	3800				
B. Market value of securities borrowed for which no equivalent value is paid or credited	$ -	3810				
C. Other unrecorded amounts (List)	$ -	3820		$ -	3830	
19. Total aggregate indebtedness			(3)	$ 216,273	3840	(1)
20. Percentage of aggregate indebtedness to net capital (line 19 by line 10)				12.30%	3850	
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)				0%	3860	

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT - N/A

Part B

22. 2% of combined aggregate debt items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$ N/A	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ N/A	3880
24. Net capital requirement (greater of line 22 or 23)	$ N/A	3760
25. Excess net capital (line 10 less 24)	$ N/A	3910
26. Net capital in excess of: 5% of combined aggregate debit items or $120,000	$ N/A	3920

(1) See reconciliation of these amounts to the 2013 fourth quarter FOCUS filed on January 17, 2014 on page 21.

See Report of Independent Registered Public Accounting Firm

KERCHEVILLE AND COMPANY
SCHEDULE OF COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2014
(CONTINUED)

SUMMARY OF DIFFERENCES BETWEEN FINAL FOCUS FILING AND AUDITED FOCUS

(1) AMOUNT DOES NOT AGREE WITH AMOUNT OF EQUITY PER FOCUS REPORT DUE TO THE FOLLOWING:

EQUITY FROM FOCUS REPORT	$	2,119,616
AUDIT ADJUSTMENTS:		
OPERATING EXPENSES		(8,359)
TOTAL AUDIT ADJUSTMENTS		(8,359)
OWNERSHIP EQUITY FROM AUDITED STATEMENT	$	2,111,257

(2) NET CAPITAL RECONCILIATION

CAPITAL - PER FOCUS REPORT	$	1,766,939
AUDIT ADJUSTMENTS:		
UNDUE CONCENTRATION		(376)
INCOME STATEMENT ADJUSTMENTS		(8,363)
TOTAL AUDIT ADJUSTMENTS		(8,739)
AUDITED NET CAPITAL	$	1,758,200

(3) COMPUTATION OF AGGREGATE INDEBTEDNESS

AGGREGATE INDEBTEDNESS - PER FOCUS REPORT	$	207,910
ADJUSTMENTS		8,363
AUDITED AGGREGATE INDEBTEDNESS	$	216,273

See Report of Independent Registered Public Accounting Firm

KERCHEVILLE AND COMPANY
SCHEDULE OF COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2014
(CONTINUED)

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: KERCHEVILLE AND CO. as of DECEMBER 31, 2014

Exceptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identity below the section upon which such exemption is based (check one only)

A. (k)	(1)—Limited business (mutual funds and/r variable annuities only)				4550
B. (k)	(2)(i)—"Special Account for the Exclusive Benefit of customers" maintained				4560
C. (k)	(2)(ii)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm	Pershing, LLC	4335	X	4570
D. (k)	(3)—Exempted by order of the Commission				4580

Note: In the opinion of the management of Kercheville and Company, conditions of the Company's exemption from Rule 15c3-3 were complied with for the year ended December 31, 2014.

See Report of Independent Registered Public Accounting Firm

weaver
Assurance · Tax · Advisory

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Kercheville and Company

We have reviewed management's statements, included in the accompanying Kercheville and Company's Exemption Report, in which (1) Kercheville and Company (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the exemption provision) and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Houston, Texas
February 27, 2015

KERCHEVILLE & COMPANY

Investment Securities

Kercheville & Company's
Exemption Report

Kercheville & Company (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)(2)(ii)*

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

Kercheville & Company

I, _Kim Wolff_, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:
Title: Vice President
02/18/2015

P.O. Box 696010 15750 IH 10 West at Loop 1604 San Antonio, Texas 78269-6010 210/694-5000

weaver
Assurance · Tax · Advisory

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO THE SECURITIES INVESTOR PROTECTION CORPORATION GENERAL ASSESSMENT RECONCILIATION

To the Board of Directors
Kercheville and Company
San Antonio, Texas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Kercheville and Company (the Company), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the Company's accounts payable sub-ledger noting no differences.

2. Compared the total amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers prepared by the Company, which provided details of accounts included in the Company's general ledger that were used to calculate the adjustments, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and the related schedules and working papers referred to above in item 3 supporting the adjustments, noting no differences.

5. Noted no overpayment applied to the current assessment on Form SIPC-7.

To the Board of Directors
Kercheville and Company

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Houston, Texas
February 27, 2015

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation
For the Fiscal year ended December 31, 2014
(Read carefully the instruction in you working copy before completing this form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

SIPC-7
(33-REV 7/10)

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Kercheville & Company Inc
15750 IH-10 West At Loop 1604
San Antonio, TX 78249

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Kim Wolff (210) 694 - 5000

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)]		$ 4,672
B. Less payment made with SIPC-6 filed (exclude interest) 7/30/2014 Date Paid		(2,658)
C. Less prior overpayment applied		$ -
D. Assessment balance due or (overpayment)		$ 2,014
E. Interest computed on late payment (see instruction E) for days at 20% per annum		$ -
F. Total assessment balance and interest due (or overpayment carried forward)		$ 2,014
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 2,014	
H. Overpayment carried forward	$ -	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Kercheville & Company
(Name of Corporation, Partner ship of other organization)

Vice President/ FINOP
(Authorized Signature) (Title)

Dated the ___18__ day of ___February____, 2015__.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ________ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Item No.	Amounts for the fiscal period beginning January 1, 2014 and ending Dec 31, 2014 **Eliminate cents**
2a, Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,722,061
2b, Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above,	$ -
(2) Net loss from principal transactions in securities in trading accounts,	$ -
(3) Net loss from principal transactions in commodities in trading accounts.	$ -
(4) Interest and dividend expense deducted in determining item 2a,	$ -
(5) Net loss from management of or participation in the underwriting or distribution of securities,	$ -
(6) Expenses other than advertising, printing, registration lees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities,	$ -
(7) Net loss from securities in investment accounts,	$ -
Total additions	$ 2,722,061
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products,	$ 421,841
(2) Revenues from commodity transactions,	$ -
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions,	$ 126,993
(4) Reimbursements for postage in connection with proxy solicitation,	$ -
(5) Net gain from securities in investment accounts,	$ 301,565
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date,	$ -
	$ -
(7) Direct expenses of printing advertising and legal lees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act),	$ -
(8) Other revenue not related either directly or indirectly to the securities business, (See Instruction C): ______	$ -
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income, $, _ $ 1,152	
(ii) 40% of interest earned I}I1 customers securities accounts (40% of FOCUS line 5, Code 3960), $, ----- $ 2,789	
Enter the greater 01 line (i) or (ii)	$ 2,789
Total deductions	$ 853,188
2d, SIPC Net Operating Revenues	$ 1,868,173
2e, General Assessment @ .0025	$ 4,672
	(to page 1 but not less than $150 minimum)